1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
May 11, 2021	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:        Mandy Hooker

John Cash

Geoff Kruczek

Asia Timmons-Pierce

Re:       Oatly Group AB

Registration Statement on Form F-1

Filed on April 19, 2021

CIK No. 0001843586

Ladies and Gentlemen:

On behalf of Oatly Group AB, previously referred to as Havre Global AB (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (Registration No. 333-255344) filed with the Commission on April 19, 2021 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 12, 2021, as amended on March 25, 2021 (“Submission No. 2”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on April 27, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

        May 11, 2021

1.

Notwithstanding your response to prior comment 1 that you will not be a “controlled company,” it continues to appear from your disclosure that the PRC will have a significant ownership interest in you and, therefore, have significant influence over decisions that require shareholder approval. If so, please revise to disclose that fact and that risks to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 16, 51 and 52 of Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Toni Petersson, Oatly Group AB

Christian Hanke, Oatly Group AB

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP